UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 31, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $690,000 Callable Contingent Payment Notes due May 31, 2023 Linked to the Russell 2000® Index

•                  $15,095,000 Digital Notes due December 4, 2014  Linked to the Lesser Return of the iShares® Emerging Markets Index Fund and the Hang Seng China Enterprises Index

•                  $2,380,000 Callable Buffered Range Accrual Notes due February 28, 2019 Linked to the Performance of the Russell 2000® Index

•                  $1,893,000 Annual Reset Coupon Buffered Notes due May 31, 2019 Linked to the Performance of the Russell 2000® Index

•                  $360,000 Super TrackSM Notes due December 3, 2014 Linked to the Performance of the S&P 500® Index

•                  US$12,000,000 Capped Callable CMS Steepener Notes due May 31, 2033

•                  $3,695,000 Super TrackSM Notes due June 2, 2015 Linked to the Performance of the S&P 500® Index

•                  $625,000 Principal At Risk Callable Fixed Rate Dual Range Accrual USD LIBOR and S&P 500®  Index Linked Notes due May 31, 2028

•                  $3,963,080 Buffered Return Optimization Securities Linked to Russell 2000® Index due November 30, 2015

•                  $9,745,150 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Caterpillar Inc. due May 31, 2018

•                  $10,170,900 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Ford Motor Company due May 31, 2018

•                  $5,249,070 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Carnival Corporation due May 31, 2018

•                  $1,140,000 Callable Contingent Payment Notes due May 31, 2023 Linked to the EURO STOXX 50® Index

•                  US$217,000 2.90% Fixed Rate Notes due May 31, 2028

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 31, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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